NO. 066279 10 0              13D                Page 3 of 6 Pages

Item 1.  Security and Issuer.

    The Item 1 response is restated in its entirety as follows:

    This Amendment No. 3 to the Statement on Schedule 13D, as amended on or about February 26, 1994 by Amendment No. 1 and on or about September 8, 1995 by Amendment No. 2, relates to the Common Stock, par value $.01 per share, of The Banker's Note, Inc. ("BKNT"), the principal address of which is 4900 Highlands Parkway, Smyrna, Georgia 30082.

Item 2.  Identity and Background.

    The Item 2 response is restated in its entirety as follows:

    This Amendment No. 3 is filed by Steve Toth, Jr. ("Toth"), a United States citizen, the business address of whom is 2100 North Woodward West, Suite
201, Bloomfield Hills, Michigan 48403. Toth is the chief executive officer of Visual Services, Inc. (and its affiliates) ("Visual Services"), the address of which is the same as Toth's. Toth is the uncle of Martin S. Suchik, the President and chief executive officer of BKNT ("Suchik"). During the last five years, Toth has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    The Item 3 response incorporates all previous filings of Toth and is hereby amended by adding the following:

    The purpose of this Amendment No. 3 is to report that BKNT will issue 7,563,077 shares as of February 1, 1997 pursuant to a plan of merger between BKNT, an acquisition subsidiary of BKNT, and AA Acquisitions Corp, the successor to a former limited liability company of which Visual Services had a majority interest. Of the 7,563,077 shares issuable in the February 1, 1997 plan of merger, (i) 6,652,483 shares are owned by Visual Services, (ii) 455,297 shares are owned by a trust for the benefit of Toth's adult child, the trustee of which is Toth's spouse, and (iii) 230,000 and 225,297 shares are owned by trusts for Thomas W.






NO. 066279 10 0              13D                Page 4 of 6 Pages

Marquis, a senior officer of Visual Services ("Marquis"), and his spouse. None of the 7,563,077 shares are subject to the January 18, 1994 Voting Agreement (the "Voting Agreement") which Toth, the Steve Toth, Jr. Trust (the "Toth Trust"), and the CLT Partnership ("CLT") have with Suchik.

Item 4.  Purpose of Transaction.

    The Item 4 response is not amended in any way.

Item 5.  Interest in Securities of the Issuer.

    The Item 5 response incorporates all previous filings of Toth and is hereby amended by adding the following:

    As of the date of this Amendment No. 3, Toth beneficially owned 8,909,893 shares of the Common Stock, or approximately 73.66% of the 12,096,087 outstanding shares (excluding 1,091,122 treasury shares):

         (1) As reported before prior to this Amendment No. 3, Toth, the Toth Trust and CLT purchased 1,000, 775,000 and 400,000 shares, respectively, of the $.01 par value Common Stock of BKNT (the shares held by Toth and the Toth Trust have since been assigned to the CLT Partnership for its use). The voting rights of such shares are subject to the Voting Agreement; however, notwithstanding the Voting Agreement, because of Toth's majority ownership of Visual Services, and Visual Services' majority ownership of BKNT, Toth is hereby deemed to have the sole right to vote and dispose of all 1,176,000 shares.

         (2) Toth is deemed to have the sole right to vote and dispose of all of the 6,652,483 shares just acquired by Visual Services because Toth is the majority owner of Visual Services.

         (3) Toth disclaims beneficial ownership of the 455,297 shares just acquired in trust for Toth's daughter, since he has no right to direct the trustee to vote, or direct the disposition of, such shares. However, the trustee, Toth's spouse, may be reasonably expected not to oppose Toth's initiatives and Toth is hereby deemed to have shared voting and dispositive powers regarding such 455,297 shares.

         Of the 230,000 and 225,297 shares just acquired by the trusts of Marquis and his spouse, none of such shares are included with Toth's holdings, notwithstanding Marquis' employment with Visual Services,





066279 10 0              13D                Page 5 of 6 Pages

because Toth and neither Marquis have an explicit agreement to act in concert with each other regarding the voting or disposition of their respective shares in BKNT.NO.

         (4) As reported prior to this Amendment No. 3, Toth, the Toth Trust and CLT have certain voting rights to shares owned by Suchik subject to the Voting Agreement. As of the date of this Amendment No. 3, Suchik owned 615,000 shares individually and another 11,113 shares through his self-directed Individual Retirement Account which are subject to the Voting Agreement. Accordingly, Toth is hereby deemed to have shared voting power but no dispositive power concerning the 626,113 shares held by Suchik and his IRA account.

         Another 416,375 shares are owned by an independent trustee of three trusts for the benefit of Suchik's children, the beneficial ownership of which shares is disclaimed by Suchik. Because the independent trustee is not a party to the Voting Agreement, Toth is not considered to share voting control over the trusts' shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The Item 6 response incorporates all previous filings of Toth and is hereby amended by adding the following:

    As of January 18, 1994, Toth, the Toth Trust, CLT and Suchik entered into the Voting Agreement, whereby Suchik agreed to vote for Toth and his nominee for seats on BKNT's Board of Directors, and Toth, the Toth Trust and CLT agreed to vote for the slate of directors nominated by BKNT's
Board, and Toth and his designee Marquis joined BKNT's Board on March 1, 1994. Accordingly, Toth is deemed to have shared voting power but no dispositive power concerning shares held by Suchik. The Voting Agreement would apply to the remaining 425,000 option shares which CLT may purchase from BKNT before May 2000.

Item 7.  Materials to Be Filed as Exhibits.

    None.
                         S I G N A T U R E

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 1997

                       Steve Toth, Jr.

NO. 066279 10 0              13D                Page 6 of 6 Pages

               Exhibit Index Required by Rule 0-3(c)


            Exhibit

Exhibit I.  Stock Option Agreement dated as of May 6, 1993.

Exhibit II. First Amendment to Stock Option Agreement dated as of December 30, 1993, executed on January 18, 1994.

Exhibit III. Voting Agreement dated as of January 18, 1994.

Sequential Page Number in Numbering
System Required by
         Rule 0-3(b)

Pages 6-12 of Schedule 13D dated January 14, 1994.

Page 7 of Amendment No. 1 dated February 26, 1994.

Pages 8-9 of Amendment No. 1 dated February 26, 1994.